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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **August 2006**

Commission File Number: **001-14611**



(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12,
Islands of Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1	News Release dated August 8, 2006
2	Material Change Report dated August 8, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED

Date: August 8, 2006

By: *Deborah Fortescue-Merrin*

Name: **Deborah Fortescue-Merrin,**
Title: **President**



Canon's Court
22 Victoria Street
PO Box HM 1179
Hamilton HM12
Islands of Bermuda

PRESS RELEASE

Creator Capital appoints new President and C.E.O.

HAMILTON, BERMUDA, August 8, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB)   ("CCL" or the "Company") announces the resignation of Mr Alexander Downie as a Director and CCL's President and C.E.O. CCL regrets Mr Downie's decision - his resignation is the result of personal reasons relating to family commitments. CCL will continue to benefit from Mr Downie's vast knowledge and expertise in the IPTV field in his capacity as a Consultant to the company.

Mr David Borg has agreed to become a Director of CCL and to assume the office of President and C.E.O. Mr Borg has also agreed to become a Director of CCL's wholly owned subsidiary ETV on Demand, as well as its President and C.E.O. Stock Options have been granted to Mr Borg ranging from US$0.35 – US$2.00 per share to be vested over a two and a half year period beginning in September 2006.

An entertainment entrepreneur and financier, Mr Borg brings over 20 years experience in various executive positions and as key financier in the electronics and entertainment industries to CCL. Mr Borg has founded a movie distribution company, Telco and two independent film production companies. During the late 1990's, Mr Borg was a Production Executive at Alpine Pictures. He later joined Los Angeles based, TAG Entertainment, where he functioned as a Production Executive producing award winning feature films for the family. His roles as Executive Producer, in conjunction with his strong film background and successful ventures in the entertainment world have granted him a keen understanding of online media companies. He has a proven ability to capture user interest and to exploit the wave of rich media to emotionally connect with and powerfully entertain today's demanding worldwide audience.

CCL welcomes Mr Borg's depth of understanding of the entertainment and electronic industry and the foresight to see CCL capitalize on the evolution of televisions on the internet (IPTV).

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah's Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998. Creator is a leading provider of interactive in-flight gaming entertainment software and services. The company creates fun, exciting experiences for airline passengers by offering both PC amusement games (Sky Play) and onboard gaming entertainment (Sky Games) through airline multi-channel, interactive in-seat systems.

With the acquisition of ETV ON DEMAND in April of 2006, CCL now has the technology base to offer a more complete array of compelling content directly to the subscriber bases of the world's largest global telecommunications, satellite, and Internet Service providers—all through full-screen high-resolution broadband television.
ON BEHALF OF THE BOARD OF DIRECTORS

/s/ *Deborah Fortescue-Merrin*

Deborah Fortescue-Merrin
President

Corporate Contact:



CREATOR CAPITAL LTD.
Deborah Fortescue-Merrin
(604) 947-2555
info@creatorcapital.com
http://www.creatorcapital.com



ETV ON DEMAND, INC.
David Borg
(604) 630-0333
david@etvhollywood.tv
http://www.etvhollywood.tv

growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Creator Capital Limited ("CCL" or the "Company")
Canon's Court
22 Victoria Street
Hamilton HM 12, Islands of Bermuda

Item 2   **Date of Material Change**

August 8, 2006

Item 3   **News Release**

The new Release dated August 8, 2006 was disseminated via CCN Matthew.

Item 4   **Summary of Material Change**

The Company announces the resignation of Mr. Alexander Downie as a Director, President and C.E.O. Mr David Borg has agreed to become a Director of CCL and to assume the office of President and C.E.O.

Stock Options have been granted to Mr Borg.

Item 5   **Full Description of Material Change**

The Company announces the resignation of Mr Alexander Downie as a Director and CCL's President and C.E.O. CCL regrets Mr Downie's decision - his resignation is the result of personal reasons relating to family commitments. CCL will continue to benefit from Mr Downie's vast knowledge and expertise in the IPTV field in his capacity as a Consultant to the company.

Mr David Borg has agreed to become a Director of CCL and to assume the office of President and C.E.O. Mr Borg has also agreed to become a Director of CCL's wholly owned subsidiary ETV on Demand, as well as its President and C.E.O. Stock Options have been granted to Mr Borg ranging from US$0.35 – US$2.00 per share to be vested over a two and a half year period beginning in September 2006.

An entertainment entrepreneur and financier, Mr Borg brings over 20 years experience in various executive positions and as key financier in the electronics and entertainment industries to CCL. Mr Borg has founded a movie distribution company, Telco and two independent film production companies. During the late 1990's, Mr Borg was a Production Executive at Alpine Pictures. He later joined Los Angeles based, TAG Entertainment, where he functioned as a Production Executive producing award winning feature films for the family. His roles as Executive Producer, in conjunction with his strong film background and successful ventures in the entertainment world have granted him a keen understanding of online media companies. He has a proven ability to capture user interest and to exploit the wave of rich media to emotionally connect with and powerfully entertain today's demanding worldwide audience.

CCL welcomes Mr Borg's depth of understanding of the entertainment and electronic industry and the foresight to see CCL capitalize on the evolution of televisions on the internet (IPTV).

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, Chairperson at (604) 947-2555.

Item 9   **Date of Report**

Dated at Vancouver, BC, this 8th day of August 2006


CREATOR CAPITAL LIMITED

Deborah Fortescue-Merrin
_____
Deborah Fortescue-Merrin,
Chairperson
